UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Initial Filing)

Under the Securities Exchange Act of 1934

ORDERPRO LOGISTICS INC
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)


                                    0001116884
                                   (CIK Number)
Heather M. Amos, CEO                                    with copies to:
Soma InterTrans Research, LLC                      James R. Lange, Esq.
3706 Sheridan Ave. N                               Lange law Offices, PLC
Minneapolis, MN 55412                              112 5th Street E., Suite 100
612-308-2261                                       Chaska, MN 55318
                                                   952-368-9314




(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June10,2004
(Date of Event which Requires Filing of this Statement)





CIK Number. 0001116884            SCHEDULE 13D/A                Page 2 of 4 Page


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Soma InterTrans Research, LLC     I.R.S. Identification No. 20-0554520

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A Payment per contract
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Minnesota
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED                          8,200,000
BY EACH REPORTING PERSON
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            0
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            8,200,000
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            0
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,200,000
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.071
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------









CIK Number. 0001116884           SCHEDULE 13D/A                Page 3 of 4 Page

                                 SCHEDULE 13D/A

                             ORDERPRO LOGISTICS, INC.

This Schedule 13D initial filing fulfills the current obligations of Soma InterTrans Research, LLC ("Soma"), because Soma is the beneficial owner of 7.1% of the Common Stock.

This Initial Filing of the Schedule 13D is filed in relation to the 8,200,000 shares of common stock, $0.0001 par value per share ("Common Stock"), of ORDERPRO LOGISTICS, INC., a Nevada corporation (the "Company"), the principal executive offices of which are located at 7400 N ORACLE ROAD, SUITE 162,TUCSON, AZ, 85704; which are held by Soma.

Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D as applicable.









CIK Number. 0001116884            SCHEDULE 13D/A               Page 4 of 4 Page

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 28, 2004



                               Soma InterTrans Research, LLC



                               By: /s/Heather M. Amos
                                   ---------------------------
                                   Name:   Heather M. Amos
                                   Title:  CEO



                               By: /s/James R. Lange, Esq.
                                   ---------------------------
                                   Name:   James R. Lange, Esq.
                                   Title:  Filing Agent







End of Filing